Exhibit 99.1

Cogo Reports Highest Ever Quarterly Revenue

•	Q2 Net Revenue: $192.9 million in accordance with Generally Accepted Accounting Principles (“GAAP”) (a year-over-year increase of 43.3%) and Diluted Earnings per share (“EPS”) attributable to Cogo Group, Inc. of $0.05 GAAP and $0.14 Non-GAAP (a year-over-year decrease of 36.4% Non-GAAP)
•	Audit committee continuing to review Cogo Chairman and CEO’s proposed purchase of 30% of Cogo’s total assets, liabilities and business operations

SHENZHEN, China, August 13, 2012—Cogo Group, Inc. (NASDAQ: COGO) (“Cogo” or the “Company”), one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China, today announced unaudited financial results for its second quarter ended June 30, 2012. The Company reported quarterly revenue of $192.9 million, up 43.3% year-over-year compared to $134.6 million reported in the second quarter of 2011.

Jeffrey Kang, CEO and Chairman of Cogo, commented, "Our solid execution continued in the second quarter of 2012 as both our revenue and EPS exceeded consensus estimates. However, as everyone is aware, economic conditions in China remain challenging and it is very difficult to exactly forecast a bottom in the macro environment. If the macro environment deteriorates from current levels, we believe that we will weather the storm and continue to generate positive earnings, as we have in all previous periods of difficult economic periods. On the other hand, if economic conditions begin to improve, we believe we are well positioned to gain profitable market share. Credit for SME businesses in China largely remains tight."

Mr Kang added, "In the last 18 months, we have made good headway in transitioning our business focus towards increased footprint and scale. I am cautiously optimistic that our transition period will be completed within the next few quarters. Although it is still early in the process, we are starting to see some benefit of increased scale, achieved through higher levels of both customers and suppliers and from increased semiconductor content per account. Our operating margins increased slightly sequentially for the second straight quarter. We added more than 200 Small and Medium (“SME”) customers in the quarter, driving our total SME customer count to nearly 2,000, up 26% year over year. The previous record for SME customer additions by Cogo in a given quarter was 138 in the fourth quarter of 2011."

Mr. Kang said, "During 2012, we entered into a service relationship with Cogobuy, an independent online marketplace for semiconductor content and IT supply chain platform. The website is owned and operated by an independent third party, not related to Cogo or any of its affiliates. The Cogobuy marketplace has already begun to help drive part of our recent SME customer additions. As traction for the website increases and the offerings continue to mature, we anticipate Cogobuy can help accelerate our footprint in the all-important SME marketplace."

Mr Kang followed, "The extreme pessimism that has affected Chinese equities is less apparent in our actual business results. I firmly believe we will fully exit the financial crisis a stronger company with an increasingly broad customer and supplier footprint, ready and able to take continued profitable market share from weakened competition."

Mr. Kang said, "Our focus on working capital and cash flow continues to yield solid results. Our net cash position at the end of the quarter was $32.8 million, an increase of over $4.0 million sequentially. We have now increased our net cash for three quarters in a row. Our cash conversion cycle fell sequentially from 100 days in the fourth quarter of 2011 to 84 days in the current quarter. Our net asset value adjusted for intangible assets, land use rights and deferred tax liabilities at the end of the quarter was $6.26 per share, up 5.0% from the fourth quarter of prior year. Cogo’s adjusted net asset value per share is approximately 3.5 times the closing price of Cogo’s shares on August 9, 2012. Clearly, a major disconnect exists between our stock price and our financial performance and one of my primary goals as CEO and Chairman of Cogo is to remedy this imbalance."

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Mr. Kang added, "Additionally, the Audit Committee, comprised of the three Independent Board Members of Cogo, continues to make progress in the due diligence process relating to my proposal to purchase certain Cogo assets, liabilities and operating business units. Target companies of the deal account for roughly 26% of the group's revenue, with a gross margin of 5-6% in the second quarter of 2012, versus total Cogo gross margins of 7%. I continue to believe that this purchase, which may possibly place an overall value of Cogo at $6-$8 a share, will help to legitimize the value of our financial assets."

Financial Results

Net income attributable to Cogo Group, Inc. for the second quarter of 2012 was $1.8 million, down 59.5% from $4.2 million reported in the same period in 2011, with Non-GAAP net income attributable to Cogo Group, Inc. of $5.2 million, down 38.8% from $8.5 million reported for the same period in 2011. Diluted EPS attributable to Cogo Group, Inc. on a U.S. GAAP basis was $0.05, and Non-GAAP Diluted EPS attributable to Cogo Group, Inc. was $0.14, down 36.4% from the second quarter of 2011.

Key Financial Indicators

(all numbers in USD thousands, except share data)

	Q2 2012(1) (unaudited)		Q2 2011(1) (unaudited)	Percentage Change
Net Revenue	$192,861		$134,584	43.3%
Cost of Sales	$179,104		$118,028	51.7%
Gross Profit	$13,757		$16,556	-16.9%
Operating Expenses	$9,923		$11,303	-12.2%
Net Income attributable to Cogo Group, Inc.	$1,796	(2)	$4,170	-56.9%
Diluted EPS attributable to Cogo Group, Inc.	$0.05		$0.11	-54.5%
Non-GAAP Diluted EPS attributable to Cogo Group, Inc.	$0.14		$0.22	-36.4%

(1)	The US dollar (“USD”) amounts are calculated based on the conversion rate of $1 to RMB6.353 as of June 30, 2012 and $1 to RMB6.4635 as of June 30, 2011.
(2)	Included in the Q2 2012 net income attributable to Cogo Group, Inc. was $2.6 million of share-based compensation expenses recognized in accordance with Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation and $0.8 million of amortization of intangible assets and related deferred taxation. Non-GAAP net income attributable to Cogo Group, Inc. was $5.0 million.

Revenue Review

Revenue for the second quarter was $192.9 million, an increase of 43.3% compared to $134.6 million reported for the same period in 2011. The revenue breakdown includes: $72.9 million, or 37.8% of total sales for digital media (including the mobile handset business), representing a 25.9% increase year-over-year; $84.6 million, or 43.9% of total sales for telecommunications equipment, representing a 68.9% increase year-over-year; and $35.4 million, or 18.3% of total sales relating to industrial business, representing a 32.7% increase year-over-year. The Company did not record any revenue from the service business in the second quarter of 2012 or 2011. The Company is currently participating in what management believes to be some of the fastest growing Industrial end-markets in China, including the smart grid, wind power, smart meter, automotive, high-speed railway and medical equipment sectors. Over time, the Company expects to expand into other verticals in the industrial business end-market, such as electronic security.

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Customers Update

In the second quarter of 2012, blue-chip customers accounted for approximately 72% of the Company’s total revenue, up from approximately 71% for the same period in 2011. Small and medium enterprise (“SME”) customers accounted for the remaining approximately 28% of total revenue in the quarter. Management’s goal is to achieve 50% of total sales from SME customers in the longer term. It is expected that gross margins in our SME business will remain higher than our blue-chip customers in the future.

Cost of sales, which includes the aggregate purchase of components from suppliers and the direct cost of services, was $179.1 million compared to $118.0 million in the second quarter of 2011, representing an increase of 51.8% year-over-year. Gross profit for the second quarter was $13.8 million, down 16.9%, compared to $16.6 million during the second quarter of last year. Gross margin for the second quarter of 2012 was 7.1%, compared to 12.3% reported for the second quarter of 2011.

Operating expenses, including selling, general and administrative, and research and development expenses, totaled $9.9 million, down 12.2%, compared to $11.3 million reported for the second quarter of 2011.

Income from operations was $3.8 million, a decrease of 28.3% from $5.3 million reported in the same period of 2011. Operating margin for the second quarter of 2012 was 2.0% compared to 3.9% for the second quarter of 2011. Excluding the effects of share-based compensation expenses and amortization of intangible assets and related deferred taxation, operating margin would have been 3.8% for the second quarter of 2012, compared to 7.2% for the same period in 2011. The effective tax rate for the second quarter of 2012 was 10.8%, compared to 10.5% for the same period in 2011. Included in the income tax expense for the quarter ended June 30, 2012 was a deferred income tax benefit of $0.2 million as a result of the amortization of intangible assets of $1.0 million. Non-controlling interests’ share of income was $1.1 million for the second quarter of 2012 as compared with $0.5 million for the second quarter of 2011.

Net income attributable to Cogo Group, Inc. for the second quarter of 2012 was $1.8 million or Diluted EPS attributable to Cogo Group, Inc. of $0.05 on a U.S. GAAP basis, compared to net income of $4.2 million, or Diluted EPS attributable to Cogo Group, Inc. of $0.11, in the second quarter of 2011. Included in the second quarter of 2012 was $2.6 million attributable to share-based compensation expenses and $0.8 million attributable to amortization of intangible assets and related deferred taxation. Excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation, the Non-GAAP net income would have been $5.2 million, or $0.14 Non-GAAP Diluted EPS attributable to Cogo Group, Inc. for the second quarter of 2012. The weighted average number of shares used in the calculation of diluted EPS was 36.4 million compared to 38.7 million in the second quarter of 2011.

For the six-month period ended June 30, 2012, the Company reported revenue of $360.7 million, an increase of 50.0% on the $240.4 million reported during the first-half year of 2011. Gross profit was $25.1 million, a decrease of 20.6% from $31.6 million reported during the first-half year of 2011. Gross margin was 7.0% of sales, compared to a gross margin of 13.1% for the same period last year. Net operating expenses were $19.0 million, a decrease of 10.4% as compared to $21.2 million for the same period last year. Income from operations was $6.1 million, a decrease of 41.3% from the $10.4 million reported during the prior year period. The Non-GAAP operating margin, excluding share-based compensation expense and amortization of intangible assets, was 3.6%, as compared to 7.8% for the same period last year, as a result of decreased gross margin. The Company had an effective tax rate of 11.9% compared to 10.6% during the prior year period. Non-controlling interests’ share of income was $1.7 million as compared to $0.9 million during the first-half year of 2011. Net income attributable to Cogo Group, Inc. for the half-year period was down 64.3% at $3.0 million from the same period last year.

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Balance Sheets and Cash Flows

Total cash, including pledged bank deposits, was $157.4 million at the end of the second quarter of 2012, down from $159.5 million as of December 31, 2011. Bank borrowings decreased to $124.7 million as of June 30, 2012, down from $135.7 million as of December 31, 2011. The Company has a current ratio of 2.4 to 1 and generated operating cash flow of $4.7 million during the second quarter of 2012.

Inventories increased from $52.0 million as of December 31, 2011 to $67.7 million as of June 30, 2012 as the Company prepares for seasonal order strength in the second half of 2012 from its rapidly growing customer base. Consequently, inventory turnover days was 34 days in the second quarter of 2012 compared to 31 days in the fourth quarter of 2011. Accounts receivable decreased from $149.6 million as of December 31, 2011 to $136.0 million as of June 30, 2012 and the Days Sales Outstanding decreased from 80 days as of December 31, 2011 to 64 days. Accounts payable increased from $19.3 million at the end of 2011 to $28.6 million as of June 30, 2012 and Days Payable Outstanding increased slightly from 11 to 14 days sequentially. Cogo’s cash conversion cycle decreased from 100 days in the fourth quarter of 2011 to 84 days in the second quarter of 2012.

Total equity was $249.5 million as of June 30, 2012, an increase of 3.3% from $241.5 million as of December 31, 2011. During the second quarter of 2012, the Company did not repurchase any shares due to blackout restrictions. The Company continues to view share buybacks as a strategic use of cash.

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Intel, Broadcom, Xilinx, SanDisk, Freescale, Atmel and others for a customer base of 2,100 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as nearly 2,000 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smart phones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.:    +852 2730 1518
U.S.:     +1 (646) 291 8998
Fax:      +86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

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About Non-GAAP Financial Measures:

To supplement Cogo’s unaudited consolidated financial results presented in accordance with GAAP, Cogo uses the following measures defined as Non-GAAP financial measures by the SEC: 1) Non-GAAP net income attributable to Cogo Group, Inc. which is net income attributable to Cogo Group, Inc. excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation, and 2) Non-GAAP diluted EPS attributable to Cogo Group, Inc., which is diluted EPS excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Cogo believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation that may not be indicative of its operating performance from a cash perspective. Cogo believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management’s internal comparisons to Cogo’s historical performance and liquidity. Cogo computes its Non-GAAP financial measures using the same consistent method from quarter to quarter.

Cogo believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP net income attributable to Cogo Group, Inc., Non-GAAP diluted Earnings Per Share attributable to Cogo Group, Inc., Non-GAAP income from operation and Non-GAAP operating margin is that these Non-GAAP measures exclude share-based compensation expenses and amortization of intangible assets and related deferred taxation that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Tables Attached

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FINANCIAL INFORMATION

 UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2012

and December 31, 2011

			December 31,
	June 30, 2012		2011
	USD‘000	RMB‘000	RMB‘000
Assets
Current assets:
Cash	77,926	495,067	572,364
Pledged bank deposits	79,500	505,064	431,695
Accounts receivable, net	135,956	863,730	941,798
Bills receivable	9,982	63,416	39,889
Inventories	67,740	430,351	327,482
Income taxes receivable	282	1,793	1,932
Prepaid expenses and other receivables	11,580	73,566	51,507
Total current assets	382,966	2,432,987	2,366,667
Property and equipment, net	2,348	14,916	17,891
Land use rights, net	3,019	19,177	—
Intangible assets, less accumulated amortization, RMB163,916 thousand (USD25,801 thousand) in 2012 and RMB151,268 thousand in 2011	22,266	141,457	154,105
Other assets	100	633	21,325
Total Assets	410,699	2,609,170	2,559,988
Liabilities and equity
Current liabilities:
Accounts payable	28,622	181,838	121,538
Bank borrowings	124,651	791,909	854,234
Income taxes payable	2,096	13,316	16,046
Accrued expenses and other liabilities	2,166	13,759	22,593
Total current liabilities	157,535	1,000,822	1,014,411
Deferred tax liabilities	3,674	23,340	25,427
Total liabilities	161,209	1,024,162	1,039,838
Equity
Common stock: Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 42,630,169 shares in 2012, 42,309,285 shares in 2011 Outstanding: 33,881,351 shares in 2012, 33,560,467 shares in 2011	529	3,360	3,340
Additional paid in capital	222,612	1,414,255	1,382,521
Retained earnings	91,229	579,576	560,234
Accumulated other comprehensive loss	(19,727)	(125,327)	(128,254)
	294,643	1,871,864	1,817,841
Less cost of common stock in treasury, 8,748,818 shares in 2012 and 2011	(50,374)	(320,025)	(320,025)
Total Cogo Group, Inc. equity	244,269	1,551,839	1,497,816
Noncontrolling interests	5,221	33,169	22,334
Total equity	249,490	1,585,008	1,520,150
Total liabilities and equity	410,699	2,609,170	2,559,988

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COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the three months ended June 30, 2012 and 2011

	Three Months ended June 30,
	2012	2012	2011
	USD‘000	RMB‘000	RMB‘000
Net Revenue
Product sales	192,861	1,225,247	869,881
Service revenue	—	—	—
	192,861	1,225,247	869,881
Cost of sales
Cost of goods sold	(179,104)	(1,137,850)	(762,873)
Cost of service	—	—	—
	(179,104)	(1,137,850)	(762,873)
Gross profit	13,757	87,397	107,008
Selling, general and administrative expenses	(6,142)	(39,023)	(48,682)
Research and development expenses	(3,779)	(24,009)	(24,381)
Other operating income (expense)	(2)	(12)	4
Income from operations	3,834	24,353	33,949
Interest expense	(1,061)	(6,741)	(3,759)
Interest income	568	3,608	3,589
Earnings before income taxes	3,341	21,220	33,779
Income tax expense	(360)	(2,286)	(3,540)
Net income	2,981	18,934	30,239
Less net income attributable to noncontrolling interests	(1,185)	(7,528)	(3,284)

Net income attributable to Cogo Group, Inc.	1,796	11,406	26,955

Earnings per share attributable to Cogo Group, Inc.
Basic	0.05	0.31	0.71
Diluted	0.05	0.31	0.70

Weighted average number of common shares outstanding
Basic		36,379,789	38,078,756
Diluted		36,379,789	38,719,290

Comprehensive income:
Net income	2,981	18,934	30,239
Other comprehensive income
Foreign currency translation adjustments	413	2,624	(2,442)
Comprehensive income	3,394	21,558	27,797

Less: comprehensive income attributable to noncontrolling interests	(1,067)	(6,783)	(3,254)
Comprehensive income attributable to Cogo Group, Inc.	2,327	14,775	24,543

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COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the Six months ended June 30, 2012 and 2011

	Six Months ended June 30,
	2012	2012	2011
	USD‘000	RMB‘000	RMB‘000
Net Revenue
Product sales	360,725	2,291,688	1,553,643
Service revenue	—	—	—
	360,725	2,291,688	1,553,643
Cost of sales
Cost of goods sold	(335,582)	(2,131,953)	(1,349,497)
Cost of service	—	—	—
	(335,582)	(2,131,953)	(1,349,497)
Gross profit	25,143	159,735	204,146
Selling, general and administrative expenses	(11,778)	(74,823)	(91,013)
Research and development expenses	(7,539)	(47,898)	(46,126)
Other operating income (expense)	272	1,729	(6)
Income from operations	6,098	38,743	67,001
Interest expense	(1,906)	(12,110)	(6,862)
Interest income	1,201	7,627	6,719
Earnings before income taxes	5,393	34,260	66,858
Income tax expense	(643)	(4,082)	(7,113)
Net income	4,750	30,178	59,745
Less net income attributable to noncontrolling interests	(1,706)	(10,836)	(5,734)

Net income attributable to Cogo Group, Inc.	3,044	19,342	54,011

Earnings per share attributable to Cogo Group, Inc.
Basic	0.08	0.53	1.42
Diluted	0.08	0.53	1.39

Weighted average number of common shares outstanding
Basic		36,201,755	38,036,997
Diluted		36,201,755	38,958,170

Comprehensive income:
Net income	4,750	30,178	59,745
Other comprehensive income
Foreign currency translation adjustments	461	2,926	(3,520)
Comprehensive income	5,211	33,104	56,225

Less: comprehensive income attributable to noncontrolling interests	(1,705)	(10,835)	(5,648)
Comprehensive income attributable to Cogo Group, Inc.	3,506	22,269	50,577

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COGO GROUP, INC. and SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three Months ended June,
	2012	2011
	$’000	$’000
Net Income
GAAP net income attributable to Cogo Group, Inc.	1,796	4,170
Share-based compensation expenses	2,569	2,842
Amortization of intangible assets and related deferred taxation	831	1,466
Non-GAAP net income attributable to Cogo Group, Inc.	5,196	8,478

Income from operation
GAAP income from operations	3,834	5,253
Share-based compensation expenses	2,569	2,842
Amortization of intangible assets	995	1,646
Non-GAAP income from operation	7,398	9,741

Operating Margin
GAAP operating margin	2.0%	3.9%
Non-GAAP operating margin	3.8%	7.2%

Earnings per share	$	$
GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.05	0.11
Non-GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.14	0.22

Weighted average number of common shares outstanding
Basic	36,379,789	38,078,756
Diluted	36,379,789	38,719,290

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